Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Six months ended June 30,
		For the year ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings (loss):
Loss before income taxes	$(56,863)	$(104,126)	$(110,211)	$(116,215)	$(101,801)	$(82,882)
Add:
Interest expense	912	1,971	2,114	2,528	2,719	2,966
Estimated interest factor in rental expense	486	784	1,459	1,673	1,729	1,720

Total loss	$(55,465)	$(101,371)	$(106,638)	$(112,014)	$(97,353)	$(78,196)

Fixed Charges:
Interest expense	$912	$1,971	$2,114	$2,528	$2,719	$2,966
Estimated interest factor in rental expense	486	784	1,459	1,673	1,729	1,720

Total fixed charges	$1,398	$2,755	$3,573	$4,201	$4,448	$4,686

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)    For the six months ended June 30, 2014, and the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009, our earnings were insufficient to cover fixed charges by $56.9 million, $104.1 million, $110.2 million, $116.2 million, $101.8 million and $82.9 million, respectively.